Exhibit 99.1

AVINO SILVER & GOLD MINES LTD.
Suite 900 – 570 Granville Street
Vancouver, BC V6C 3P1
Tel.: (604) 682-3701

INFORMATION CIRCULAR

AS AT AND DATED May 20, 2011

This Information Circular accompanies the Notice of the 2011 Annual General & Special Meeting of shareholders of Avino Silver & Gold Mines Ltd. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY
MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Common shares without par value. There is one class of shares only. There are issued and outstanding 26,888,727 Common shares. At a General Meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every shareholder present in person or represented by proxy shall have one vote for each share of which such shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all shareholders of record as of the 19th day of May, 2011 will be entitled to receive notice of and to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notary certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto,

Ontario, M5J 2Y1, or at the Head Office of the Company at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's transfer agent as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Holder's name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

I. Financial Statements

The audited financial statements of the company for the year ended December 31, 2010, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102 “Continuous Disclosure Obligations”, shareholders will no longer automatically receive copies of financial statements unless a card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public on the SEDAR website at www.sedar.com.

II. Election of Directors

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. It is proposed that the number of directors for the ensuing year be fixed at four (4) subject to such increases as may be permitted by the Articles of the Company. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at four (4).

It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed pursuant to the Articles of the Company unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company’s Articles.

It is the intention of the Management designees, if named as proxy, to vote for the election of the said persons to the Board of Directors, unless the Shareholder has specified in its proxy that its Common Shares are to be withheld from voting on the election of directors. MANAGEMENT DOES NOTCONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

NAME AND PRESENT OFFICE HELD	DIRECTOR SINCE	NUMBER OF SHARES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED AT THE DATE OF THIS INFORMATION CIRCULAR	PRINCIPAL OCCUPATION AND IF NOT AT PRESENT AN ELECTED DIRECTOR, OCCUPATION DURING THE PAST FIVE (5) YEARS
MICHAEL BAYBAK(1) (2) La Canada, CA Director	June 1990	102,400 (Directly)	Business and Financial Consultant.
GARY ROBERTSON(1) (2) Moncton, NB Director	August 2005	20,000 (Directly) 55,000 (Indirectly)	Certified Financial Planner
DAVID WOLFIN(1) (2) West Vancouver, BC President, CEO and Director	October 1995	20,884 (Directly) 282,200 (Indirectly)	Mining Executive; Officer and/or Director of several reporting issuers.
JASMAN YEE Burnaby, BC Director	January 2011	22,500 (Directly)	Metallurgical Engineer

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

All of the nominees are residents of Canada, except for Michael Baybak, who resides in the United States. The Company has an audit committee, the members of which are set out above.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, to the knowledge of the Company, no director or proposed director of the Company is, or has, within the ten years prior to the date of this Circular, been a director or executive officer of any company, including the Company, that while that person was acting in that capacity.

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)
was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

David Wolfin, a director and officer of the Company, was a director of Gray Rock Resources Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission (“BCSC”) on May 29, 2002 and for failure to file financial statements. The order was revoked on January 10, 2005.

Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

No proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

III. Appointment of Auditors

Management proposes the appointment of Manning Elliott, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Manning Elliott, Chartered Accountants have been the Company's Auditors since January 15, 2007.

In the absence of instructions to the contrary the shares represented by proxy will be voted in favour of a resolution to appoint Manning Elliott, Chartered Accountants, as Auditors of the Company for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of auditors.

IV. Ratification of Incentive Stock Option Plan

At the 2010 Annual General & Special Meeting, the shareholders re-approved a rolling stock option plan that had originally passed in 2009 (the “Stock Option Plan” or “Plan”) authorizing the issuance of incentive stock options to directors, officers, employees and consultants to an aggregate of 10% of the issued shares from time to time. The TSX Venture Exchange policies (“TSX-V”) require shareholder approval of the Stock Option Plan each year. There are currently 26,888,727 shares issued and outstanding, therefore the current 10% threshold is now 2,688,872 shares under the Stock Option Plan. The material terms of the Plan remain the same.

A copy of the plan will be made available at the Company’s Head Office located at Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1, until 4:00 pm on the business day immediately preceding the date of the Meeting.

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED that the Company’s Stock Option Plan be and is hereby approved.”

In the event such shareholder approval is not obtained, then the threshold for the number of shares reserved under the Plan for stock option grants will be the number approved by the shareholders at the last Annual General Meeting. Any outstanding stock options will not be affected.

EXECUTIVE COMPENSATION

Please see Form 51-102F6 Statement of Executive Compensation attached to this Information Circular as Schedule “A”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only compensation plan of the Company under which equity securities are currently authorized for issuance is the Stock Option Plan. The Stock Option Plan was previously approved by the shareholders of the Company. The table below summarizes information in relation to the Common Shares reserved for issuance under the Stock Option Plan as of December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under the Stock Option Plan (excluding securities reflected in column (a))
Stock Option Plan (approved by security holders)	2,615,723	$0.97	1,010,723

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any degree, performed by a person or persons other than the directors or executive officers of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No Informed Persons of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) reporting issuers in those jurisdictions which have adopted NI 52-110 are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.  Purpose of the Committee

1.1
Thepurpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2. Members of the Audit Committee

2.1
At least one Member must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	At least one Member of the Audit Committee must be “independent” as defined under NI 52-110, while the Company is in the developmental stage of its business.

3. Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4. Non-Audit Services

4.1
The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)
performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5. Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at theannual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to beapproved by the Board of Directors.

6. Evaluation of Auditors

6.1
The Audit Committee will review the performance of the external auditors on at least an annualbasis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7. Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon theannual authorization of the shareholders at each general meeting of the shareholders.

7.2
The remuneration of the external auditors will be determined based on the time required tocomplete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8. Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9. Funding of Auditing and Consulting Services

9.1
Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10. Role and Responsibilities of the Internal Auditor

10.1
At this time, due to the Company's size and limited financial resources, the Corporate Secretary, of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11. Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12. Continuous Disclosure Requirements

12.1
At this time, due to the Company's size and limited financial resources, the Corporate Secretary of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13. Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2
The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14. Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15. Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Name	Independent (1)	Financially Literate(2)	Education and Experience
David Wolfin	No	Yes	Director of several reporting issuers
Gary Robertson	Yes	Yes	Certified Financial Planner and director of several reporting issuers
Michael Baybak	Yes	Yes	Business and Financial Consultant.

(1)
A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

FINANCIAL YEAR ENDING	AUDIT FEES	AUDIT RELATED FEES(2)	TAX FEES(3) (1)	ALL OTHER FEES(4)
December 31, 2010(1)	$67,000	$4,500	$3,500	$5,000
December 31, 2009	$69,000	$4,540	$3,200	$14,365

(1) Estimated
(2) Travel and expenses
(3) Preparation of corporate tax returns
(4) Form 20-F advisory and review services

Exemption

The Company has relied upon the exemption provided by section 6.1 of NI 52-110, which exempts a venture issuer from the requirement to comply with the restrictions on the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form as prescribed by NI 52-110. The Company is a “venture issuer” as that term is defined under NI 52-110.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board.

The Board is currently comprised of four (4) directors, of whom each of Gary Robertson, Michael Baybak and Jasman Yee are independent for the purposes of NI 58-101. David Wolfin is not independent since he serves as President of the Company.

Directorships

Certain of the directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuer
David Wolfin	Berkley Resources Inc.
Bralorne Gold Mines Ltd.
Coral Gold Resources Ltd.
Cresval Capital Corp.
Gray Rock Resources Ltd.
Levon Resources Ltd.
Mill Bay Ventures Inc.
Gary Robertson	Bralorne Gold Mines Ltd.
Coral Gold Resources Ltd.
Levon Resources Ltd.
Mill Bay Ventures Inc.
Sage Gold Ltd.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company’s offices and, from time to time, are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Compensation Committee recommends to the Board the compensation of the Company’s directors and the Chief Executive Officer which the Compensation Committee feels is suitable. Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company. The members of the Compensation Committee are Gary Robertson, Michael Baybak and David Wolfin.

Assessments

Due to the minimal size of the Company's board of directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

OTHER MATTERS

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 900 - 570 Granville Street, Vancouver, B.C., V6C 3P1 to request copies of the Company’s financial statements and management and discussion and analysis of financial results. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

BOARD APPROVAL

The contents of this Information Circular have been approved and this mailing has been authorized by the directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

By Order of the Board of Directors AVINO SILVER & GOLD MINES LTD. “David Wolfin”

David Wolfin, President and Director